Exhibit 99.2

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1.	Name of company	2.	Name of shareholder having a major interest

	ROYAL & SUN ALLIANCE INSURANCE GROUP PLC		BARCLAYS PLC

3.	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18	4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

	SHAREHOLDER NAMED IN 2 ABOVE		PLEASE SEE ATTACHMENT

5.	Number of shares/amount of stock acquired	6.	Percentage of issued class	7.	Number of shares/amount of stock disposed	8.	Percentage of issued class

	NOT DISCLOSED		NOT DISCLOSED		N/A		N/A

9.	Class of security	10.	Date of transaction	11.	Date company informed

	ORDINARY SHARES OF 27.5p EACH		2 OCTOBER 2006		5 OCTOBER 2006

12.	Total holding following this notification	13.	Total percentage holding of issued class following this notification

	89,239,632		3.01%

14.	Any additional information	15.	Name of contact and telephone number for queries

LUKE THOMAS 020 7111 7000

16.	Name of authorised company official responsible for making this notification

LUKE THOMAS DEPUTY GROUP COMPANY SECRETARY

Date of notification: 5 OCTOBER 2006

REGISTERED HOLDERS REPORT	ROYAL&SUN ALLIANCE SEDOL: 0661689

As at 02 October 2006 Barclays PLC, through the registered holders listed below, had a notifiable interest in 89,239,632 ORD GBP0.275 representing 3.01% of the issued share capital of 2,961,017,612 units.

Registered Holder	Account Designation	Holding

BANK OF IRELAND	426353	1,439,256
BANK OF NEW YORK		212,697
BARCLAYS CAPITAL NOMINEES LIMITED		5,355,312
BARCLAYS CAPITAL NOMINEES LIMITED		4,309,943
BARCLAYS CAPITAL NOMINEES LIMITED		2,910,176
Barclays Capital Securities Ltd.		606,150
Barclays Global Investors Canada		217,054
Barclays Trust Co & Others		33,026
Barclays Trust Co DMC69 C 000000000000000000		49,672
Barclays Trust Co R69 C 000000000000000000		74,763
CHASE NOMINEES LTD	16376	1,496,557
CHASE NOMINEES LTD	28270	990,758
Gerrard Nominees Limited	608459	400
Gerrard Nominees Limited	610720	4,500
Gerrard Nominees Limited	611717	7,272
Gerrard Nominees Limited	660302	14,030
Gerrard Nominees Limited	660632	4,000
Gerrard Nominees Limited	660851	20,000
Gerrard Nominees Limited	768557	45,000
Greig Middleton Nominees Limited (GM1)		614,193
Greig Middleton Nominees Ltd (GM3)	523475DN	500,000
INVESTORS BANK AND TRUST CO.		240,901
INVESTORS BANK AND TRUST CO.		8,506,430
INVESTORS BANK AND TRUST CO.		83,840
INVESTORS BANK AND TRUST CO.		920,773
INVESTORS BANK AND TRUST CO.		753,872
INVESTORS BANK AND TRUST CO.		102,153
INVESTORS BANK AND TRUST CO.		47,509
INVESTORS BANK AND TRUST CO.		318,535
INVESTORS BANK AND TRUST CO.		14,170,091
INVESTORS BANK AND TRUST CO.		22,330
INVESTORS BANK AND TRUST CO.		280,897
INVESTORS BANK AND TRUST CO.		3,010,059
INVESTORS BANK AND TRUST CO.		500,865
JP MORGAN (BGI CUSTODY)	16331	735,188
JP MORGAN (BGI CUSTODY)	16338	174,441
JP MORGAN (BGI CUSTODY)	16341	1,587,032
JP MORGAN (BGI CUSTODY)	16342	389,077
JP MORGAN (BGI CUSTODY)	16400	22,523,662
JP MORGAN (BGI CUSTODY)	17011	49,852
JP MORGAN (BGI CUSTODY)	18409	2,736,875
JPMorgan Chase Bank		30,331
JPMorgan Chase Bank		30,268
JPMorgan Chase Bank		182,655
JPMORGAN CHASE BANK		258,873
JPMorgan Chase Bank		152,602
JPMorgan Chase Bank		25,523
JPMorgan Chase Bank		85,042
JPMorgan Chase Bank		319,113
JPMorgan Chase Bank		1,621,116
JPMorgan Chase Bank		403,589
JPMorgan Chase Bank		28,739
JPMorgan Chase Bank		294,094
JPMorgan Chase Bank		433,404
JPMORGAN CHASE BANK		96,816
Master Trust Bank		18,910
Mellon Trust – US CUSTODIAN /		118,978
Mitsui Asset		49,027
Morgan Stanley & Co.		1,154,830
R C Greig Nominees Limited		3,792,040
R C Greig Nominees Limited a/c AK1		1,018,992
R C Greig Nominees Limited a/c BL1		233,882
R C Greig Nominees Limited a/c CM1		108,421
R C Greig Nominees Limited GP1		638,166
R C Greig Nominees Limited SA1		317,543
STATE STREET BANK AND TRUST CO		190,200
STATE STREET BANK AND TRUST CO		1,755
STATE STREET BOSTON		1,459,815
Trust & Custody Services Bank		30,196
Trust & Custody Services Bank		3,478
Trust & Custody Services Bank		42,353
ZEBAN NOMINEES LIMITED		39,740

	Total	89,239,632